UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

Sun Pharma to Take Taro Private

Mumbai, India, and Hawthorne, New York, USA, August 12, 2012: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (“Sun Pharma”) and Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) announced today that they have entered into a merger agreement together with certain affiliates of Sun Pharma.

The merger agreement provides that all shareholders of Taro other than Sun Pharma and its affiliates will receive a cash payment of $39.50 per share upon the closing of the merger.  Sun Pharma and its affiliates collectively own approximately 66.0% of the outstanding Taro ordinary shares and 100% of Taro’s founders shares, representing approximately 77.5% of the outstanding voting power in Taro.

Upon completion of the merger, Taro will become a privately held company, will be wholly owned by affiliates of Sun Pharma, and its ordinary shares will no longer be traded on the New York Stock Exchange.

The closing of the merger is subject to certain terms and conditions customary for transactions of this type, including the affirmative vote at the shareholder meeting to be convened to approve the merger (the “Shareholder Meeting”) of (1) at least 75% of the voting power of the Taro ordinary shares voting at the Shareholder Meeting, (2) at least 75% of the voting power of the Taro founders shares voting at the Shareholder Meeting and (3) at least 75% of the total voting power of Taro (ordinary shares and founders shares together) voting at the Shareholder Meeting, including at least a majority of the voting power voted that is not held by Sun Pharma or its affiliates (unless the total voting power of Taro held by holders other than interested shareholders and voting against the merger does not exceed 2% of the total voting power of Taro).  In connection with the proposed transaction, Taro intends to mail a proxy statement to its shareholders and to file relevant materials with the United States Securities and Exchange Commission.

The merger agreement was approved by Taro’s Board of Directors based upon the recommendations and approvals of the Special Committee of Taro’s Board of Directors (the “Special Committee”) and the Audit Committee of Taro’s Board of Directors. The Special Committee was advised by its independent financial advisor Citigroup Global Markets Inc. and its independent legal counsel Goldfarb Seligman & Co. as its Israeli legal counsel and Willkie Farr & Gallagher LLP as its United States legal counsel.

Taro Pharmaceutical Industries Ltd.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the United States and several other markets across the world. In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, gastroenterology, orthopedics and ophthalmology. Sun Pharma has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about Sun Pharma can be found at Sun Pharma’s website at www.sunpharma.com.

About Taro Pharmaceutical Industries Ltd.
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. More information about Taro can be found on Taro’s website at www.taro.com.

Contacts

Sun Pharmaceutical Industries Ltd.
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Ext. 605	Tel	+91 22 6645 5645, Ext. 606
Tel Direct	+91 22 6645 5605	Tel Direct	+91 22 6645 5606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E-mail	uday.baldota@sunpharma.com	E-mail	mira.desai@sunpharma.com

Taro Pharmaceutical Industries Ltd.
William J. Coote
Tel	+1 914 345 9001
E-mail	william.coote@taro.com

Additional Information

In connection with the proposed transaction, Taro will prepare a proxy statement to be delivered to its shareholders. SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

SAFE HARBOR STATEMENT

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that Sun Pharma or Taro “estimates,” “believes,” or “expects” to happen or similar language. The forward-looking statements in this press release are based on the current expectations of Sun Pharma and Taro and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, but are not limited to, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, potential litigation associated with the transaction, the failure to obtain shareholder approval and the failure of either party to meet the closing conditions set forth in the merger agreement. Unless required by law, neither Sun Pharma nor Taro undertake any obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 12, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director